Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

January 4, 2021

Valerie J. Lithotomos, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (File Nos. 333-157876 and 811-22110)

Dear Ms. Lithotomos:

On behalf of AdvisorShares Trust (the “Trust”), this letter responds to comments relating to the Trust’s Post-Effective Amendment No. 165 (“PEA No. 165”) filed on October 28, 2020 for the purpose of registering the AdvisorShares Alpha DNA Equity Sentiment ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Trust’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 165.

1.	Comment. Please provide the completed fee table and expense example in advance of the effective date.

Response. The Trust represents that the completed fee table and expense example are provided in the attached appendix.

2.	Comment. Please confirm whether the Fund has a 12b-1 plan. If there is none, please consider removing the line item in the fee table.

Response. The Trust confirms that the Fund has a 12b-1 plan; however, it is inactive.

3.	Comment. Please confirm that the expense cap will only be reflected in the expense example for the contractual period.

Response. The Trust confirms that the expense cap is only reflected in the expense example for the contractual period.

4.	Comment. Please confirm whether the Fund will count derivatives as part of the 80% policy. If so, please confirm that the derivatives will be valued at market value.

Response. The Trust represents that derivatives will not be counted as part of the 80% policy.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

January 4, 2021

5.	Comment. In the first sentence of the last paragraph of the principal investment strategy section, please consider adding “potentially” before “exposing investors.”

Response. The Trust represents that “potentially” has been added as requested.

6.	Comment. Please consider arranging the principal risks in order of importance such that the most significant appears first rather than alphabetically.

Response. The Trust notes that each principal risk is relevant to shareholders and that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate a particular risk within the list of risks and provides for easier comparison of risks across funds. The Trust also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, the Trust respectfully declines to reorder the principal risks.

7.	Comment. Please consider revising the last sentence of the first paragraph of Options Risk to replace the term “worthless” with a more appropriate term.

Response. The Trust represents that sentence been revised as requested.

8.	Comment. Please consider whether it is appropriate to add COVID-19 risk disclosure.

Response. The Trust represents that COVID-19 specific risk disclosure is included in the Item 9 market risk factor.

9.	Comment. Please consider whether it is appropriate to add cyber security risk disclosure.

Response. The Trust represents that cyber security risk disclosure is included in the Fund’s Statement of Additional Information and has determined that location remains appropriate.

10.	Comment. Please complete all missing information.

Response. The Trust represents that all information will be complete for the 485(b) filing.

11.	Comment. Please confirm that the 485(b) filing will comply with the FAST Act hyperlink requirements.

Response. The Trust confirms that the 485(b) filing will comply with the FAST Act hyperlink requirements.

*     *     *     *     *

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

APPENDIX

Fee Table and Expense Example

SHAREHOLDER FEES (fees paid directly from your investment)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
MANAGEMENT FEES	0.76%
DISTRIBUTION (12b-1) FEES	0.00%
OTHER EXPENSES*	0.36%
TOTAL ANNUAL OPERATING EXPENSES	1.12%
*	Based on estimated amounts for the current fiscal year.

	1 YEAR	3 YEARS
AdvisorShares Alpha DNA Equity Sentiment ETF	$114	$356

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